FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 2010

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____                 No    X
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “AstraZeneca provides an update on the status of its arrangements with Merck”, dated 1 March 2010.

2.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 1 March 2010.

3.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rules DTR 3.1.4R”, dated 3 March 2010.

4.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rules DTR 3.1.4R”, dated 5 March 2010.

5.	Press release entitled, “RECENTIN did not meet primary endpoint in HORIZON III study in metastatic colorectal cancer”, dated 8 March 2010.

6.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 9 March 2010.

7.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rules DTR 3.1.4R”, dated 11 March 2010.

8.	Press release entitled, “AstraZeneca extends branded generics capability with Torrent agreement”, dated 11 March 2010.

9.	Press release entitled, “Board changes”, dated 15 March 2010.

10.	Press release entitled, “AstraZeneca Emerging Markets Event”, dated 15 March 2010.

11.	Press release entitled, “Annual Financial Report”, dated 15 March 2010.

12.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 18 March 2010.

13.	Press release entitled, “Jury rules in favour of AstraZeneca in first US SEROQUEL product liability trial”, dated 18 March 2010.

14.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 25 March 2010.

15.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 26 March 2010.

16.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 29 March 2010.

17.	Press release entitled, “Transaction by Person Discharging Managerial Responsibilities Disclosure Rules DTR 3.1.4R”, dated 29 March 2010.

18.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 30 March 2010.

19.	Press release entitled, “AstraZeneca and Abbott receive FDA complete response letter on CERTRIAD New Drug Application”, dated 30 March 2010.

20.	Press release entitled, “AstraZeneca PLC irrevocable, non-discretionary share repurchase programme”, dated 30 March 2010.

21.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4R”, dated 31 March 2010.

22.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4R”, dated 31 March 2010.

23.	Press release entitled, “Filing of Annual Report on Form 20-F with the US Securities and Exchange Commission”, dated 8 April 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 9 April 2010	By: /s/ Adrian C N Kemp
Name: Adrian C N Kemp
Title: Company Secretary

Item 1

ASTRAZENECA PROVIDES AN UPDATE ON THE STATUS OF ITS ARRANGEMENTS WITH MERCK

AstraZeneca today announced that, under the provisions of the agreements relating to the restructuring of the AstraZeneca and Merck joint venture in the United States, AstraZeneca has notified Merck that it will exercise the First Option related to the relinquishment of Merck’s rights over the products not covered by the Partial Retirement (which occurred in March 2008), other than Nexium and Prilosec and the right to receive contingent payments in respect of the authorized generic version of felodipine.  Products covered by the First Option include Entocort, Atacand and Plendil, and certain products still in development, including Brilinta, AZD3355, AZD6765 and AZD2327.  AstraZeneca expects to consummate this option in April 2010, which will result in the payment to Merck of the Appraised Value of $647 million.  As previously disclosed, in accordance with the Agreements, in 2008 a third party appraisal resulted in a calculation of the Appraised Value, being the net present value of the future contingent payments in respect of all agreement products not covered by the Partial Retirement, other than Prilosec and Nexium.  Upon consummation of the First Option, contingent payments will cease on the products covered by the First Option.  AstraZeneca made contingent payments in respect of the products included in the First Option of $47 million in 2009.  Merck’s continuing contingent payment interest in respect of the authorized generic version of felodipine is the result of Ranbaxy Pharmaceuticals, Inc. becoming the exclusive US distributor of this product.  Such contingent payments will continue for the duration of this arrangement.

Under the Agreements a Second Option exists whereby AstraZeneca has the option to repurchase Merck’s interests in Prilosec and Nexium in the US.  Now that AstraZeneca has exercised the First Option, the Second Option is exercisable by AstraZeneca in 2012, or in 2017, or if combined annual sales of the two products fall below a minimum amount.  AstraZeneca’s consummation of the Second Option will end the contingent payments in respect of Prilosec and Nexium and will effectively end AstraZeneca’s relationship with, and obligations to, Merck (other than some residual manufacturing arrangements).  The exercise price for the Second Option is the net present value of the future annual contingent payments on Prilosec and Nexium as determined at the time of exercise.  AstraZeneca made contingent payments in respect of Prilosec and Nexium amounting to $726 million in 2009.

AstraZeneca Accounting Treatment of First Option

Consummation of the First Option will give rise to additional amortisation expense, associated with intangible assets related to relief from contingent payments to Merck for products covered by the First Option, in the range of $10 million to $45 million per annum charged to Cost of Goods Sold (COGS), with escalation to the higher amounts dependent on the launch status of the covered pipeline compounds. A further amortisation expense of around $60 million per annum will be charged to SG&A, related to the ability to exploit these products and to exploit other opportunities in the Cardiovascular and Neuroscience therapy areas that AstraZeneca was previously prevented from doing by Merck’s interest in these products.  For the purposes of calculating Core financial measures, the Company will exclude only the amortisation expense related to therapy area intangibles (i.e., that charged to SG&A) from the Core financial measures calculations.

Further details on the AstraZeneca arrangements with Merck, including details of the previous termination arrangements completed in March 2008, can be found in AstraZeneca’s Annual Report and Form 20-F Information for 2008, pages 144-146.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines.  As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009.  For more information please visit: www.astrazeneca.com

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hård	+44 207 304 5322	mob: +44 7789 654364
Clive Morris	+44 207 304 5084	mob: +44 7710 031012

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

1 March 2010

- ENDS -

Item 2

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 28 February 2010 the issued share capital of AstraZeneca PLC with voting rights is 1,452,360,003 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,452,360,003.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary
1 March 2010

Item 3

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rules DTR 3.1.4R

We hereby inform you that the interest of David Brennan, a Director of the Company, in the shares of AstraZeneca PLC has changed as detailed below.

On 2 March 2010, Mr Brennan exercised an option over 32,727 AstraZeneca PLC American Depositary Shares (ADSs) at an option price of $44.00 per ADS.  One ADS equals one Ordinary Share.  The option, which was granted to Mr Brennan in March 2000, was due to expire on 16 March 2010, if not exercised before then.

Following the exercise, Mr Brennan sold all of the 32,727 ADSs so acquired at a price of $44.35 per ADS.

As a result of this transaction, Mr Brennan now holds options over 322,519 ADSs and 592,975 Ordinary Shares.

A C N Kemp
Company Secretary
3 March 2010

Item 4

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rules DTR 3.1.4R

We hereby inform you that the interest of Jeff Pott, a person discharging managerial responsibility, in the shares of AstraZeneca PLC has changed as detailed below.

On 4 March 2010, Mr Pott exercised an option over 4,100 AstraZeneca American Depositary Shares (ADSs) at an option price of $44.00 per ADS.  One ADS equals one Ordinary Share.  The option, which was granted to Mr Pott in March 2000, was due to expire on 16 March 2010, if not exercised before then.

Following the exercise, Mr Pott sold all of the 4,100 ADSs so acquired at a price of $45.03 per ADS.

A C N Kemp
Company Secretary
5 March 2010

Item 5

RECENTIN DID NOT MEET PRIMARY ENDPOINT IN HORIZON III STUDY IN METASTATIC COLORECTAL CANCER

AstraZeneca today announced the top-line results of a Phase II/III study evaluating RECENTIN (cediranib) compared with Avastin (bevacizumab) in patients with first-line metastatic colorectal cancer (mCRC).  This study, HORIZON III, assessed the efficacy of cediranib compared with bevacizumab, both in combination with chemotherapy. Clinical activity was observed in the cediranib arm of the study and there was no statistically significant difference between treatment arms on the efficacy endpoints examined.  However, the efficacy did not meet the pre-specified criteria for the primary endpoint of non-inferiority in progression-free survival.

The spectrum of adverse events associated with cediranib was broadly consistent with previous studies.  HORIZON III continues with ongoing collection of overall survival data.

This is the first of two pivotal studies of cediranib in first-line mCRC. The other study, HORIZON II, is assessing the efficacy of cediranib combined with chemotherapy vs. chemotherapy alone, and data are expected in the coming months. Results from both studies will determine the clinical utility, if any, for cediranib in colorectal cancer and decisions regarding regulatory filing. Data from both of these studies will be submitted to a forthcoming medical meeting in the second half of 2010.

 “While we recognised that challenging Avastin would be a high hurdle, it is still disappointing, despite evidence of clinical activity with RECENTIN, not to have met the primary endpoint in this study. The results of the second pivotal study in the coming months will provide further information on whether RECENTIN may provide benefit for patients with colorectal cancer and will inform any decision about possible regulatory filings,” said Alan Barge, VP & Head of Oncology.

Results of a Phase III study with cediranib in treating recurrent glioblastoma are also expected in the 1st half of 2010.   Exploratory evaluations of cediranib in other tumours are also ongoing.

In conjunction with today’s announcement, the Company re-confirms its financial guidance for 2010, as well as the high-level planning assumptions for the period 2010 to 2014 that were provided with its Fourth Quarter and Full Year Results 2009 announcement issued on 28 January 2010.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines.  As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009.  For more information please visit: www.astrazeneca.com

Media Enquiries UK:
Neil McCrae	+44 20 7304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)
Abigail Baron	+44 20 7304 5034 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hård	+44 207 304 5322	mob: +44 7789 654364
Clive Morris	+44 207 304 5084	mob: +44 7710 031012

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

8 March 2010

- ENDS -

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 08 March 2010, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2950 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,452,033,286

A C N Kemp
Company Secretary
09 March 2010

Item 7

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rules DTR 3.1.4R

We hereby inform you that the interest of Christer Kohler, a person discharging managerial responsibility, in the shares of AstraZeneca PLC has changed as detailed below.

On 10 March 2010, Mr Kohler exercised an option over 9,381 AstraZeneca ordinary shares at an option price of 2714 pence per share.  The option, which was granted to Mr Kohler in March 2000, was due to expire on 16 March 2010, if not exercised before then.

Following the exercise, Mr Kohler sold 8,794 of the 9,381 shares so acquired at a price of 2941 pence per share.

A C N Kemp
Company Secretary
11 March 2010

Item 8

ASTRAZENECA EXTENDS BRANDED GENERICS CAPABILITY WITH TORRENT AGREEMENT

AstraZeneca today announced a license and supply agreement with Torrent Pharmaceuticals Ltd.  Torrent will supply to AstraZeneca a portfolio of generic medicines for which Torrent already has licenses in a range of countries.  Working in partnership with Torrent, AstraZeneca intends to brand and market these products in many of its emerging markets, where it already has a strong commercial footprint.

Under the agreement AstraZeneca will initially purchase from Torrent the licenses and market authorizations for 18 products in nine countries.  The agreement allows the flexibility to add further products and new countries where AstraZeneca sees opportunities for growth. Financial terms were not disclosed.

Torrent will manufacture the medicines working to AstraZeneca’s rigorous quality and process standards.  Based in India, Torrent has been manufacturing medicines for over thirty years and has a strong track record in registering and manufacturing a wide range of products.

The emerging markets are forecast to contribute around 70 per cent of pharmaceutical industry growth in the next five years, and branded generics represent approximately 50 per cent by value in these emerging markets.  AstraZeneca believes it can capitalise on this opportunity and over time plans to broaden its portfolio beyond these initial 18 products.

In recent years AstraZeneca has invested significantly in key emerging markets, and has built a strong presence in many of them.  Expanding the company’s branded generics portfolio will help to leverage its established sales and marketing presence in these countries.

Tony Zook, head of AstraZeneca’s global commercial organisation, said: “In markets where consumers and physicians have a strong preference for trusted brands, we believe AstraZeneca’s long-standing reputation for quality is a sustainable competitive advantage.  Working in partnership with Torrent will extend the range of branded medicines we can offer to patients in emerging markets, where we see continuing opportunities for our business to grow.

“We have chosen Torrent because of their complementary product portfolio and proven ability to manufacture to AstraZeneca’s high quality standards.”

About Torrent Pharma
Torrent Pharmaceuticals Limited is a leading Indian pharmaceutical company which has been manufacturing medicines for over thirty years.  It currently produces and supplies its products into more than 50 countries.

It has two large manufacturing plants. At Chhatral it has capacity to manufacture approximately 3,000 million tablets, capsules and vials and 20,000 kgs of active pharmaceutical ingredient. The manufacturing plant at Baddi has a capacity to manufacture 3,600 million tablets, 150 million capsules, 10 million Oral Liquid bottles and 12 million sachets per annum. Both its facilities have regulatory approvals in accordance with international quality control standards.

Torrent’s R&D Centre in Gujarat has a team of over 600 scientists who offer dedicated services in the areas of Discovery Research, Generic Drug Development and New Drug Delivery Systems/Value Added Generics.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines.  As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009.  For more information please visit: www.astrazeneca.com

Media Enquiries UK:
Neil McCrae	+44 20 7304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)
Abigail Baron	+44 20 7304 5034 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hård	+44 207 304 5322	mob: +44 7789 654364
Clive Morris	+44 207 304 5084	mob: +44 7710 031012

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

11 March 2010

- ENDS -

Item 9

Board changes

At AstraZeneca PLC’s Annual General Meeting on 29 April 2010, as usual and in accordance with the its Articles of Association, all of the Directors are retiring. The biographical details of each Director presenting himself or herself for re-election are set out in the Notice of AGM 2010 and Shareholders’ Circular.

Neither John Buchanan nor Bo Angelin will present themselves for re-election this year and both will leave the Board at the close of the AGM. Commenting on the changes, Louis Schweitzer, Chairman of the Board, said: “John has served as a Director since 2002 and has chaired the Audit Committee since 2004, also serving as a member of the Remuneration Committee. On behalf of the Board, I would like to thank him for his remarkable contribution to the work of the Board and the Audit Committee during his tenure; his skills and experience, and thoughtful approach, have been of great benefit to AstraZeneca over the last eight years. Bo was first appointed as a Director in 2007 and has indicated to the Board that he reluctantly wishes to step down after the AGM in order to concentrate on his scientific work at Karolinska Institutet and Karolinska University Hospital. I would like to thank Bo on behalf of his Board colleagues for his service to AstraZeneca and his work as a member of the Science Committee. John and Bo leave with our very best wishes for their future endeavours.”

This will be the last time that Jane Henney presents herself for re-election. Jane will have served as a Director of the Company for nine years by the time of the AGM in 2011 and intends to stand down from the Board at the close of that AGM next year.

A C N Kemp
Company Secretary
15 March 2010

Item 10

AstraZeneca Emerging Markets Event

On Tuesday, 16 March 2010, AstraZeneca is holding an Emerging Markets Event for analysts and investors in London.  The presentations start at 10:00GMT and can be joined, live, by:

1)	Webcast (available at www.astrazeneca.com/investors and http://info.astrazenecaevents.com ). You will be able to email questions to the presenters during the Q&A session.

2)	Teleconference. Please use one of the dial in numbers below.

UK: 0800 012 1324
Sweden: 0200 110 487
US: 1 866 804 8688
International: +44 (0)844 800 4254
Back-up: +44 (0)1296 311 600

Passcode: 939178

Printable pdf versions of slides will be available to download on the AstraZeneca Investor Relations website www.astrazeneca.com/investors and the AstraZeneca Events website http://info.astrazenecaevents.com 15 minutes before the analysts presentation begins.

Item 11

ANNUAL FINANCIAL REPORT

AstraZeneca PLC (the Company) announced today the publication of its Annual Report and Form 20-F Information 2009 (Annual Report); Notice of Annual General Meeting 2010 and Shareholders' Circular, together with a covering letter from the Chairman and ‘AstraZeneca 2009 in brief’.

Copies of the documents have been filed with the UK Listing Authority in accordance with LR 9.6.1R and will be available for viewing at the UKLA document viewing facility at 25 The North Colonnade, Canary Wharf, London E14 5HS. The documents will be despatched to shareholders shortly. The documents are also available on the Company’s website at astrazeneca.com/annualreport2009, astrazeneca.com/noticeofmeeting2010 and astrazeneca.com/shareholderletter2009.

The meeting place for the Annual General Meeting (AGM) will be the Renaissance Chancery Court Hotel, 252 High Holborn, London WC1V 7EN and the AGM will commence at 2.30 pm (BST) on 29 April 2010.

Pursuant to DTR 6.1.2R, two draft copies of the proposed amendments to the Company's Articles of Association pending approval at the 2010 AGM, have also been submitted to the UK Listing Authority. In addition, a full set of articles highlighting the amendments is available for inspection until the close of the AGM at the Company's registered office at 15 Stanhope Gate, London W1K 1LN during business hours.

EXPLANATORY NOTE AND WARNING

Solely for the purposes of complying with DTR 6.3.5R and the requirements it imposes on issuers as to how to make public annual financial reports, we set out below:

-	in Appendix A, a management report;
-	in Appendix B, the principal risks and uncertainties facing the Company;
-	in Appendix C, the Directors’ responsibility statement made in respect of the Financial Statements and Directors’ Report contained in the Annual Report; and
-	in Appendix D, a statement regarding related party transactions.

The appendices have been extracted from the Annual Report in unedited full text. This information should be read in conjunction with the Company’s fourth quarter and full year results 2009 announcement, issued on 28 January 2010, which contained a condensed set of financial statements and which can be found at astrazeneca.com/investors/financial-results/2009. Together, these constitute the material required by DTR 6.3.5R to be communicated to the media in unedited full text through a Regulatory Information Service.

Page numbers and section cross-references in the appendices refer to pages and sections in the Annual Report. Defined terms used in the appendices refer to terms as defined in the Annual Report.

This material is not a substitute for reading the full Annual Report.

A C N Kemp
Company Secretary
15 March 2010

APPENDIX A
Chairman’s statement

Despite the difficult world economic conditions, 2009 was a successful year for AstraZeneca. Our strong performance and considerable achievement in making a real difference to patient health around the world meant that our shareholders were also able to benefit.

Group sales increased by 7% in 2009 to a total of $32,804 million. Reported operating profit was $11,543 million, up 24%. Reported earnings per share for the full year were $5.19 (2008: $4.20). The Board has recommended a second interim dividend of $1.71, a 14% increase over the second interim dividend awarded in 2008. This brings the dividend for the full year to $2.30 (141.4 pence, SEK 16.84), an increase of 12% from 2008. In 2009, cash distributions to shareholders through dividends totalled $2,977 million.

Meeting patient need lies at the heart of what we do. In 2009, immediate need was met when our people and technology enabled us to develop and be the first to market an H1N1 influenza (swine flu) vaccine in the US. Equally, when generic producers proved unable to supply the market for Toprol-XL, we successfully rebuilt our supply chain to fill the void.

2009 was also a year in which AstraZeneca science was at the forefront of the industry, ensuring that we are able to meet patient need in the longer term. Two of the biggest landmark clinical trials to report in recent years, the Crestor JUPITER and the Brilinta PLATO trials, engaged academic and clinical communities across the globe. We have made regulatory submissions based on the results of these trials.

Our strategic focus is on innovation-driven medicines that are valued by patients and payers alike. We continue to invest in new medicines and we work to protect our investments by rigorously defending our patent rights and thereby optimising our intellectual property. To this end, AstraZeneca will vigorously defend the challenge to the Crestor US substance patent brought by a number of generic drug manufacturers when the case goes to trial in February 2010.

Worldwide, pharmaceutical industry revenue growth, while positive, is slowing. This is due to pressure on healthcare costs, exacerbated by the current economic downturn, as well as increased competition from generic medicines. We believe pressures on costs are likely to continue, especially in the US.

Nevertheless, the demand for healthcare that will drive the industry’s future growth remains strong, especially from economic and demographic growth in Emerging Markets and the growing number of patients there who can afford our medicines. In response to these developments we have continued to drive change in the business. We are reshaping our presence in Established Markets to ensure we remain competitive and investing in Emerging Markets around the world so that we can benefit from their growth.

We used our assessment of the future for the pharmaceutical sector as the basis for the annual strategy review with David Brennan and his executive team. We confirmed our commitment to being an integrated, global and innovation-driven prescription-based biopharmaceutical business. While there has already been much change in the business, the review also highlighted the need to redouble our efforts if we are to stay at the forefront of the sector. Our plans for the business are outlined in more detail in David’s Review and the Strategy and Performance section.

In recognition of the Group’s strong balance sheet, sustainable significant cash flow and the Board’s confidence in the strategic direction and long-term prospects for the business, we have adopted a progressive dividend policy, intending to maintain or grow the dividend each year. In order to ensure that long-term management incentives and shareholder interests remain aligned, we are tabling proposals for a new share-based long-term incentive plan for shareholder approval. This has been developed as part of an overall review of executive remuneration. Further information about this plan and the review can be found in the Directors’ Remuneration Report from page 101 and in the Notice of AGM.

During 2009, Håkan Mogren retired from the Board, having been a Director of the Company since its formation in 1999. Before then, he had served as Chief Executive Officer and a Director of Astra AB for more than 10 years. He brought a wealth of experience and sound judgement to the work of the Board which we valued highly. As announced last year, John Patterson also retired in 2009. On behalf of their fellow Directors, I would like to reiterate my thanks to both of them for their service to the Company.

Once again, the Board would like to place on record its appreciation of the leadership shown by David Brennan and his team. On behalf of the Board I would also like to thank AstraZeneca employees around the world for their contribution to what has been a very successful year. Their contribution, which has been the foundation of our past success, is also needed more than ever as we address the challenges to come. I am confident that AstraZeneca has the skills and capabilities to continue that success by harnessing both its own efforts and the efforts of those with whom we work.

Louis Schweitzer
Chairman

CEO’s review

2009 was a year of considerable achievement in which I believe we laid firm foundations for the future success of the business. Underpinning all this is excellent execution of our plans, improved organisational flexibility and a committed workforce.

Operational highlights of the year include four significant regulatory filings for new medicines and two product launches. We agreed four late-stage project collaborations and have 89 projects in clinical development. In addition, sales of Toprol-XL and H1N1 influenza (swine flu) vaccine in the US accounted for three percentage points of the global revenue growth at CER, while growth in Emerging Markets was up 12%, accounting for 13% of total revenue. 2009 was also the year in which we reached an agreement in principle with the US Attorney’s Office to settle claims relating to Seroquel sales and marketing practices and to make a payment of $524 million (including interest).

If we are to bring benefits to patients and create value for shareholders, we need a constant flow of new and innovative medicines. Of the four regulatory filings made in 2009, Brilinta is a treatment for acute coronary syndromes, Certriad is for the treatment of lipid abnormalities and Vimovo is for arthritic pain. The fourth submission was for a fixed-dose combination of Onglyza™ and metformin for treating diabetes. 2009 saw Onglyza™ launched in the US and in the EU for the treatment of Type 2 diabetes. Iressa, our anti-cancer medicine, was launched in the EU. Of course, in the process of developing new medicines, we experience setbacks as well as successes. The decision we made during the year to withdraw the regulatory submissions we had made for our anti-cancer medicine, Zactima, came as a disappointment.

As projects leave the development pipeline, we replenish it with new projects that will yield regulatory submissions in future years. We now have 11 projects in Phase III development.

Twenty-nine projects entered the pipeline during the year and 53 projects were progressed to their next phase of development. We seek to provide each of these projects with a business case underpinned by a clear scientific rationale and sound financial case.

In strengthening our pipeline we look beyond our own laboratories to access the best science and external sources of innovation. As a result, a significant number of our projects come from our programme of collaboration. These include two of our regulatory filings: Certriad was submitted with Abbott and Vimovo was submitted by our partner Pozen Inc. In addition, Onglyza™ was the first product of our diabetes collaboration with BMS.

Other collaborations agreed in 2009 included the in-licence from Forest of ceftaroline, a ‘next generation’ anti-infective. We enhanced the value of this programme in December with an agreement to acquire Novexel, a private infection research company. We also agreed in-licensing deals with Nektar and Targacept.

A further focus in 2009 was the continued reshaping of the business to give us the organisational flexibility we need to take advantage of opportunities. Initiatives include outsourcing some of our R&D activities, other business processes and support services, such as HR. To meet evolving customer needs we are adapting our methods of sales and marketing and altering our supply chains.

Our drive to improve efficiency and effectiveness across AstraZeneca has resulted in further reductions in our workforce. The executive team and I remain committed to ensuring that we manage these changes in the right way. This means that, in meeting the needs of the business, we deal responsibly and sympathetically with affected individuals and the communities in which they live.

We continue to integrate responsible business considerations into everyday decision-making across all our activities, reinforcing personal accountability for compliance with our Code of Conduct through training and monitoring of business practices. We were pleased to have our efforts recognised externally with improved scores in the 2009 Dow Jones Index. Looking ahead, we have identified areas for improvement and will take action to strengthen further our governance and management processes, building on our progress to date and driving continuous improvement throughout the business.

2009 also saw some changes to the executive team. Jan Lundberg, Executive Vice-President, Discovery Research left AstraZeneca in November. We thank him for his significant contribution to the business. Christer Köhler has taken over the role on an interim basis. Bruno Angelici, Executive Vice-President, International Sales and Marketing Organisation, will be leaving AstraZeneca later in 2010. He has made an enormous contribution and we thank him for his sound judgement and strong leadership.

Finally, the achievements of the year would not have been possible without the dedication and hard work of all our employees, to whom I offer my thanks. For many of our employees 2009 was a year of change. The pace of change is not going to let up in 2010. Indeed, it is going to accelerate. I am confident that our staff will respond with the commitment they have shown in the past.

The Strategy and Performance section from page 14 outlines our plans and priorities for 2010 and beyond, which we need to implement to ensure we prosper in the years ahead. In doing so, we will improve the health of patients around the world and thereby create value for our shareholders.

David R Brennan
Chief Executive Officer

Financial Review
Our global financial performance and position
In 2009, revenue increased by 7% in constant currency terms; 3 percentage points of this growth was accounted for by some unanticipated upsides from the performance of Toprol-XL and sales of H1N1 influenza (swine flu) vaccine in the US.

Our Emerging Markets businesses grew strongly, with revenues up 12% in constant currency terms. Core operating margin increased by 5.1 percentage points in constant currency terms, on increased revenue, improved efficiencies throughout the organisation, and some disposal gains within other income.

Cash generation was strong in 2009; cash from operating activities increased by $3 billion. This enabled us to invest in capital and intangible assets to drive future growth and productivity and fund a 12% increase in the full year dividend. Net debt was reduced by $7.7 billion in 2009, well ahead of plan, and we entered 2010 with net funds of $0.5 billion.

Since 2007, our restructuring programme has delivered $1.6 billion in annual savings by the end of 2009, which will grow to $2.4 billion by the end of 2010. The restructuring costs to deliver these benefits have totalled $2.5 billion since inception. The next phase of restructuring is planned to deliver a further $1.9 billion in annual benefits by the end of 2014, with a further $2.0 billion in restructuring costs anticipated between 2010 and 2013.

Looking forward, our plans to manage the business, as the revenue base transitions through this period of market exclusivity losses and new product launches, should generate strong cash flow to provide for the needs of the business and shareholder returns.

Simon Lowth
Chief Financial Officer

The purpose of this Financial Review is to provide a balanced and comprehensive analysis of the financial performance of the business during 2009, the financial position as at the end of the year and the main business factors and trends which could affect the future financial performance of the business.

All growth rates in this Financial Review are expressed at CER unless noted otherwise.

Measuring performance
The following measures are referred to when reporting on our performance both in absolute terms but more often in comparison to earlier years in this Financial Review:

-
Reported performance. Reported performance takes into account all the factors (including those which we cannot influence, principally currency exchange rates) that have affected the results of our business as reflected in our Group Financial Statements prepared in accordance with IFRS as adopted by the EU and as issued by the IASB.

-
Core financial measures. These are non-GAAP measures because unlike Reported performance they cannot be derived directly from the information in the Group’s Financial Statements. These measures are adjusted to exclude certain significant items, such as charges and provisions related to our global restructuring and synergy programmes, amortisation and impairment of the significant intangibles relating to the acquisition of MedImmune in 2007, the amortisation and impairment of the significant intangibles relating to our current and future exit arrangements with Merck in the US and other specified items. See the Reconciliation of Reported results to Core results table on page 40 for a reconciliation of Reported to Core performance.

-
Constant exchange rate (CER) growth rates. These are also non-GAAP measures. These measures remove the effects of currency movements (by retranslating the current year’s performance at previous year’s exchange rates and adjusting for other exchange effects, including hedging). A reconciliation of the Reported results adjusted for the impact of currency movements is provided in the Operating profit (2009 and 2008) table on page 39.

-	Gross margin and operating profit margin percentages. These measures set out the progression of key performance margins and demonstrate the overall quality of the business.
-	Prescription volumes and trends for key products. These measures can represent the real business growth and the progress of individual products better and more immediately than invoiced sales.
-	Net Funds/Debt. This represents our interest bearing loans and borrowings, less cash and cash equivalents, current investments and derivative financial instruments.

CER measures allow us to focus on the changes in sales and expenses driven by volume, prices and cost levels relative to the prior period. Sales and cost growth expressed in CER allows management to understand the true local movement in sales and costs, in order to compare recent trends and relative return on investment. CER growth rates can be used to analyse sales in a number of ways but, most often, we consider CER growth by products and groups of products, and by countries and regions. CER sales growth can be further analysed into the impact of sales volumes and selling price. Similarly, CER cost growth helps us to focus on the real local change in costs so that we can manage the cost base effectively.

We believe that disclosing Core financial and growth measures in addition to our Reported financial information enhances investors’ ability to evaluate and analyse the underlying financial performance of our ongoing business and the related key business drivers. The adjustments made to our Reported financial information in order to show Core financial measures illustrate clearly and on a year-on-year or period-by-period basis the impact upon our performance caused by factors such as changes in sales and expenses driven by volume, prices and cost levels relative to such prior years or periods.

Further, as shown in the Reconciliation of Reported results to Core results table on page 40, our reconciliation of Reported financial information to Core financial measures includes a breakdown of the items for which our Reported financial information is adjusted and a further breakdown of those items by specific line item as such items are reflected in our Reported income statement, to illustrate the significant items that are excluded from Core financial measures and their impact on our Reported financial information, both as a whole and in respect of specific line items.

Management presents these results externally to meet investors’ requirements for transparency and clarity. Core financial measures are also used internally in the management of our business performance, in our budgeting process and when determining compensation.

Core financial measures are non-GAAP, adjusted measures. All items for which Core financial measures are adjusted are included in our Reported financial information because they represent actual costs of our business in the periods presented. As a result, Core financial measures merely allow investors to differentiate among different kinds of costs and they should not be used in isolation. You should also refer to our Reported financial information in the Operating profit (2009 and 2008) table on page 39, our reconciliation of Core financial measures to Reported financial information in the Reconciliation of Reported results to Core results table on page 40, and to the Results of operations – summary analysis of year to 31 December 2008 section from page 42 for our discussion of comparative Reported growth measures that reflect all of the factors that affect our business. Our determination of non-GAAP measures, together with our presentation of them within this financial information, may differ from similarly titled non-GAAP measures of other companies.

The SET retains strategic management of the costs excluded from Reported financial information in arriving at Core financial measures, tracking their impact on Reported operating profit and EPS, with operational management being delegated on a case-by-case basis to ensure clear accountability and consistency for each cost category.

Business background and major events affecting 2009
The business background is covered in the Business Environment section, Geographical Review and Therapy Area Review and describes in detail the developments in both our products and geographical regions.

Sales of our products are directly influenced by medical need and are generally paid for by health insurance schemes or national healthcare budgets. Our operating results can be affected by a number of factors other than the delivery of operating plans and normal competition which are:
-
The adverse impact on pharmaceutical prices as a result of the regulatory environment. For instance, although there is no direct governmental control on prices in the US, action from individual state programmes and health insurance bodies is leading to downward pressures on realised prices. In other parts of the world, there are a variety of price and volume control mechanisms and retrospective rebates based on sales levels that are imposed by governments.

-
The risk of generic competition following loss of patent protection or patent expiry or an ‘at risk’ launch by a competitor, with the potential adverse effects on sales volumes and prices, for example, the launch of generic competition to both Ethyol and Pulmicort Respules in 2008.

-
The timings of new product launches, which can be influenced by national regulators and the risk that such new products do not succeed as anticipated, together with the rate of sales growth and costs following new product launches.

-
Currency fluctuations. Our functional and reporting currency is the US dollar but we have substantial exposures to other currencies, in particular the euro, Japanese yen, pound sterling and Swedish krona.

-	Macro factors such as greater demand from an ageing population and increasing requirements of servicing Emerging Markets.

Over the longer term, the success of our R&D is crucial, and we devote substantial resources to this area. The benefits of this investment emerge over the long term and there is considerable inherent uncertainty as to whether and when it will generate future products.
The most significant features of our financial results in 2009 are:

-	Reported sales of $32,804 million, representing CER sales growth of 7% (Reported: 4%).
-	Strong performance in Emerging Markets with CER sales growth of 12% (Reported: 2%).
-
Excluded from Core results were specific legal provisions totalling $636 million (which impacted Reported results in the year). $524 million of this has been made in respect of the US Attorney’s Office investigation into sales and marketing practices involving Seroquel and $112 million relates to average wholesale price litigation. These charges are excluded from Core performance results.

-
Operating profit increased by 24% at CER (Reported: 26%). Core operating profit increased by 23% at CER (Reported: 24%). A reconciliation between these measures is included in the Reconciliation of Reported results to Core results table on page 40.

-	EPS of $5.19 represented an increase of 22% at CER (Reported: 24%). Core EPS of $6.32 represented an increase of 23% at CER (Reported: 24%).
-	Net cash inflow from operating activities increased to $11,739 million (2008: $8,742 million).
-	Dividends increased to $2,977 million (2008: $2,739 million).
-	Net funds at 31 December were $535 million, an improvement of $7,709 million on net debt of $7,174 million in the previous year.
-
Total restructuring and synergy costs associated with the global programme to reshape the cost base of the business, were $659 million in 2009 (2008: $881 million). This brings the total restructuring and synergy costs charged to date to $2,506 million.

Results of operations – summary analysis of year to 31 December 2009
The Sales by Therapy Area (2009 and 2008) table on page 39 shows our sales analysed by Therapy Area. The Operating profit (2009 and 2008) table on page 39 shows operating profit for 2009 compared to 2008. The Reconciliation of Reported results to Core results table on page 40 shows a reconciliation of Reported results to Core results for 2009 and 2008. More details on our sales performance by Therapy Area are given in the Therapy Area Review from page 55 in the Performance 2009 sections.

Sales increased by 4% on a Reported basis and by 7% on a CER basis. Revenue benefited from strong growth of the Toprol-XL franchise in the US, as a result of the withdrawal from the market of two other generic metoprolol succinate products and from US government orders for the H1N1 influenza (swine flu) vaccine; adjusting for these factors, global revenue increased by 4%. AstraZeneca expects this impact to reduce as generic competitors re-enter the market. Revenue in Emerging Markets increased by 12% at CER.

Core gross margin of 83% for the full year was 2.4% higher than last year at CER (Reported: up 3.3%). Lower payments to Merck and continued efficiency gains and mix factors were partially offset by higher royalty payments resulting from higher volumes of sales of relevant products.

Core R&D expenditure was $4,334 million for the full year, 3% lower than last year at CER (Reported: down 15%), as increased investment in biologics was more than offset by the continued productivity initiatives and lower costs associated with late-stage development projects that have progressed to pre-registration.

Core SG&A costs of $9,890 million for the full year were 5% higher than last year at CER (Reported: up 4%). Stronger than expected revenue performance provided the opportunity to drive future growth through accelerated marketing investment for Emerging Markets and currently marketed brands, and to support launch planning for the new products awaiting registration. SG&A expense growth also included increased legal expenses and impairment of intangible assets related to information systems, which were only partially offset by operational efficiencies.

Core other income of $926 million was $192 million higher than 2008, chiefly as a result of the disposal of the co-promotion rights of Abraxane™ and Nordic OTC portfolio disposals in the first half of the year.

Impairment charges relating to intangible fixed assets totalled $415 million during the year. Charges totalling $272 million, being the charges arising from impairments in respect of assets relating to our HPV cervical cancer vaccine income stream and other assets capitalised as part of the MedImmune acquisition have been excluded from Core results.

During the year, developments in several legal matters resulted in provisions totalling $636 million. Full details of these matters are included in Note 25 to the Financial Statements from page 166.

Restructuring and synergy costs totalling $659 million, incurred as the Group continues its previously announced efficiency programmes and amortisation totalling $511 million relating to assets capitalised as part of the MedImmune acquisition and the Merck partial retirement, which impacted Reported operating profit, were also excluded from Core performance.

Core operating profit was $13,621 million, an increase of 23% at CER (Reported: 26%). Core operating margin increased by 5.1% to 41.5% of revenue, as a result of sales growth, efficiencies across the cost base, lower R&D spend and the disposals within other income.

Net finance expense was $736 million for the year, versus $463 million in 2008. The principal factors contributing to this increase were the continued reversal of the fair value gain, reduced interest received due to lower interest rates and a higher net interest expense on pension obligations, partially offset by reduced interest payable on lower net debt balances.

Net finance expense included a net fair value loss of $145 million for the year (2008: $130 million gain) as credit spreads have reduced since the previous year end. The net fair value gain of $130 million recorded in the prior year, mainly related to two long-term bonds. These bonds are swapped to floating interest rates and accounted for using the fair value option under IFRS. Under this accounting treatment both the bonds and the related interest rate swaps are measured at fair value, with changes in fair value reported in the income statement. The fair value of each instrument reflects changes in market interest rates, which broadly offset, but the fair value of these bonds also reflects changes in credit spreads. The 2008 gain has now reversed fully in 2009 and, as credit spreads continued to reduce in the final quarter of 2009, further losses have been recorded.

The effective tax rate for the year is 30.2%. Excluding the impact of the $636 million legal provisions, the effective tax rate would be 28.8% (2008: 29.4%). A description of our tax exposures is set out in Note 25 to the Financial Statements from page 166.

Core EPS were $6.32, an increase of 23% at CER on 2008, as the increase in Core operating profit was partially offset by increased net finance expense. Reported EPS increased 24% to $5.19.

Total comprehensive income for the year increased by $3,266 million from 2008. This was principally due to an increase in profit for the period of $1,414 million, beneficial exchange rate impacts on consolidation of $1,365 million and reduced actuarial losses of $663 million compared to 2008.

Geographical analysis
We discuss the geographical performances in the Geographic Review from page 50.

Sales by Therapy Area (2009 and 2008)

	2009			2008	2009 compared to 2008
			Growth due
		CER	to exchange		CER	Reported
	Reported	growth	effects	Reported	growth	growth
	$m	$m	$m	$m	%	%
Cardiovascular	8,376	1,737	(324)	6,963	25	20
Gastrointestinal	6,011	(157)	(176)	6,344	(2)	(5)
Infection and other	2,631	257	(77)	2,451	10	7
Neuroscience	6,237	566	(166)	5,837	10	7
Oncology	4,518	(330)	(106)	4,954	(7)	(9)
Respiratory & Inflammation	4,132	234	(230)	4,128	6	–
Other businesses	899	10	(35)	924	1	(3)
Total	32,804	2,317	(1,114)	31,601	7	4

Operating profit (2009 and 2008)

	2009			2008	Percentage of sales		2009 compared to 2008
			Growth due
		CER	to exchange		Reported	Reported	CER	Reported
	Reported	growth	effects	Reported	2009	2008	growth	growth
	$m	$m	$m	$m	%	%	%	%
Sales	32,804	2,317	(1,114)	31,601			7	4
Cost of sales	(5,775)	540	283	(6,598)	(17.6)	(20.9)	(8)	(12)
Gross profit	27,029	2,857	(831)	25,003	82.4	79.1	11	8
Distribution costs	(298)	(37)	30	(291)	(0.9)	(0.9)	13	3
Research and development	(4,409)	298	472	(5,179)	(13.5)	(16.4)	(6)	(15)
Selling, general and administrative costs	(11,332)	(945)	526	(10,913)	(34.5)	(34.6)	9	4
Other operating income and expense	553	33	(4)	524	1.7	1.7	6	6
Operating profit	11,543	2,206	193	9,144	35.2	28.9	24	26
Net finance expense	(736)			(463)
Profit before tax	10,807			8,681
Taxation	(3,263)			(2,551)
Profit for the period	7,544			6,130

Earnings per share ($)	5.19			4.20

Growth rates on line items below operating profit, where meaningful, are given elsewhere in this Annual Report.

Financial position, including cash flow and liquidity – 2009
All data in this section is on a Reported basis (unless noted otherwise).

Net assets increased by $4,761 million to $20,821 million. The increase due to Group profit of $7,521 million was offset by dividends of $3,026 million. Exchange rate movements arising on consolidation and actuarial losses also reduced net assets during the year.

Property, plant and equipment
Property, plant and equipment increased by $264 million to $7,307 million primarily due to additions of $967 million and exchange rate movements of $391 million offset by depreciation and impairments of $943 million.

Goodwill and intangible assets
Goodwill and intangible assets have increased by $82 million to $22,115 million.

Goodwill principally arose on the acquisition of MedImmune and on the restructuring of our US joint venture with Merck in 1998. No goodwill has been capitalised in 2009.

Intangible assets have reduced by $97 million to $12,226 million. Additions totalled $1,003 million, amortisation was $729 million and impairments totalled $415 million. Exchange rate impacts increased intangible assets by $178 million.

Additions in 2009 included $300 million in respect of milestone payments made under our collaboration agreement with BMS, $200 million in respect of our agreement with Targacept, and $126 million in respect of our agreement with Nektar.

During 2009, impairments totalled $415 million. $150 million was impaired as a result of a reassessment of the licensing income generated by the HPV cervical cancer vaccine. Impairments of other assets acquired with MedImmune totalled $122 million. Impairments related to our acquisition of MedImmune and therefore excluded from our Core results totalled $272 million. In addition, $93 million was written off products in development.

Additions to intangible assets in 2008 included a payment made to Merck under pre-existing arrangements under which Merck’s interests in our products in the US will be terminated (subject to the exercise of options beginning in 2010). As a result of the payment, AstraZeneca no longer has to pay contingent payments on these products. This payment includes $1,656 million in respect of payments on account for rights that will crystallise if we exercise future options. If AstraZeneca does not exercise these options certain rights will remain with Merck resulting in a write-off for any rights not acquired. Further details of this matter are included in Note 25 to the Financial Statements from page 166.

Inventories
Inventories have increased by $114 million to $1,750 million principally due to exchange rate impacts.

Receivables, payables and provisions
Trade and other receivables increased by $448 million to $7,709 million. Exchange rate movements increased receivables by $220 million. The underlying increase of $228 million was driven by increased sales in the final quarter and an increase in insurance recoverables.

As of 31 December, legal defence costs of approximately $656 million (2008: $512 million) have been incurred in connection with Seroquel-related product liability claims. The first $39 million is not covered by insurance. At 31 December, AstraZeneca has recorded an insurance receivable of $521 million (2008: $426 million) representing the maximum insurance receivable that AstraZeneca can recognise under applicable accounting principles at this time. This may increase over time as AstraZeneca believes that it is more likely than not that the vast majority of costs incurred to date in excess of $39 million will ultimately be recovered through this insurance, although there can be no assurance of additional coverage under the policies, or that the insurance receivable which we have recognised, will be realisable in full.

Trade and other payables increased by $1,604 million primarily due to increases in US managed market accruals, accruals in respect of intangibles investments made in the fourth quarter and other accruals. Trade and other payables include $2,618 million in respect of accruals relating to rebates and chargebacks in our US market. These are explained and reconciled fully in the Rebates, chargebacks and returns in the US section from page 45, along with cash discounts and customer returns.

During the year AstraZeneca made a provision of $636 million in respect of various federal and state investigations and civil litigation matters relating to drug marketing and pricing practices. $524 million of this provision has been made in respect of the US Attorney’s Office investigation into sales and marketing practices involving Seroquel with the remainder relating to average wholesale price litigation. Further details on these matters are included in Note 25 to the Financial Statements from page 166.

Tax payable and receivable
Net income tax payable has increased by $885 million to $2,853 million principally due to tax audit provisions, cash tax timing differences and exchange rate movements. Tax receivable largely comprises tax owing to AstraZeneca from certain governments expected to be received on settlements of transfer pricing audits and disputes (see Note 25 to the Financial Statements from page 166).

Retirement benefit obligations
Net retirement benefit obligations increased by $622 million principally as a result of actuarial losses of $569 million and adverse exchange rate effects of $215 million. Approximately 97% of the Group’s obligations are concentrated in three countries. The following table shows the US dollar effect of a 1% change in the discount rate on the retirement benefit obligations in those countries.

	-1%	+1%
UK ($m)	1,129	(973)
US ($m)	256	(225)
Sweden ($m)	229	(192)
Total ($m)	1,614	(1,390)

Reconciliation of Reported results to Core results

		Restructuring and	Merck & MedImmune	Intangible
	Reported	synergy costs	amortisation	impairments	Legal provisions	2009 Core
2009	$m	$m	$m	$m	$m	$m
Gross margin	27,029	188	–	–	–	27,217
Distribution costs	(298)	–	–	–	–	(298)
Research and development	(4,409)	68	–	7	–	(4,334)
Selling, general and administrative costs	(11,332)	403	403	–	636	(9,890)
Other operating income and expense	553	–	108	265	–	926
Operating profit	11,543	659	511	272	636	13,621
Net interest	(736)	–	–	–	–	(736)
Profit before tax	10,807	659	511	272	636	12,885
Taxation	(3,263)	(199)	(125)	(82)	(34)	(3,703)
Profit for the period	7,544	460	386	190	602	9,182

Earnings per share ($)	5.19	0.32	0.27	0.13	0.41	6.32

		Restructuring and	Merck & MedImmune	Intangible
	Reported	synergy costs	amortisation	impairments	Legal provisions	2008 Core
2008	$m	$m	$m	$m	$m	$m
Gross margin	25,003	405	–	–	–	25,408
Distribution costs	(291)	–	–	–	–	(291)
Research and development	(5,179)	166	–	60	–	(4,953)
Selling, general and administrative costs	(10,913)	310	406	257	–	(9,940)
Other operating income and expense	524	–	120	90	–	734
Operating profit	9,144	881	526	407	–	10,958
Net interest	(463)	–	–	–	–	(463)
Profit before tax	8,681	881	526	407	–	10,495
Taxation	(2,551)	(259)	(125)	(121)	–	(3,056)
Profit for the period	6,130	622	401	286	–	7,439

Earnings per share ($)	4.20	0.43	0.28	0.19	–	5.10

	2009			2008	2009 compared to 2008
			Growth due
		CER	to exchange		CER	Total Core
	Core	growth	effects	Core	growth	growth
2008 to 2009 Core result	$m	$m	$m	$m	%	%
Gross margin	27,217	2,660	(851)	25,408	10	7
Distribution costs	(298)	(37)	30	(291)	13	3
Research and development	(4,334)	150	469	(4,953)	(3)	(13)
Selling, general and administrative costs	(9,890)	(452)	502	(9,940)	5	(1)
Other operating income and expense	926	194	(2)	734	26	26
Operating profit	13,621	2,515	148	10,958	23	24
Net interest	(736)			(463)
Profit before tax	12,885			10,495
Taxation	(3,703)			(3,056)
Profit for the period	9,182			7,439

Earnings per share ($)	6.32			5.10

Commitments and contingencies
The Group has commitments and contingencies which are accounted for in accordance with the accounting policies described in the Financial Statements in the Accounting Policies section from page 128. The Group also has taxation contingencies. These are described in the Taxation section in the Critical accounting policies section from page 48. These matters are explained fully in Note 25 to the Financial Statements from page 166.

Cash flow
Cash generated from operating activities was $11,739 million in the year, compared with $8,742 million in 2008. The increase of $2,997 million was principally driven by an increase in operating profit before depreciation, amortisation and impairment costs of $1,866 million, offset by a decrease in non-cash items of $287 million, which includes fair value adjustments. An improvement in working capital flows, including short-term provisions of $1,539 million, which also contributed significantly to this increase, arose principally from an increase in returns and chargebacks provisions and the legal provisions made in the year.

Net cash outflows from investing activities were $2,476 million in the year compared with $3,896 million in 2008. The movement of $1,420 million is due primarily to the payment of $2,630 million to Merck in 2008 as part of the partial retirement, and the proceeds from the disposal of the Abraxane™ co-promotion rights of $269 million received in 2009, countered by an increase in the purchase of short term investments and fixed deposits of $1,372 million.

Cash distributions to shareholders, through dividend payments, were $2,977 million.

Gross debt (including loans, short-term borrowings and overdrafts) was $11,063 million as at 31 December (2008: $11,848 million). Of this debt, $1,926 million is due within one year (2008: $993 million), which we currently anticipate repaying from current cash balances and short term investments of approximately $11.6 billion and business cash flows, without the need to re-finance.

Net funds of $535 million have improved by $7,709 million from net debt of $7,174 million at 31 December 2008.

We continue to believe that, although our future operating cash flows are subject to a number of uncertainties, as specified in the Business background and major events affecting 2009 section from page 37, our cash and funding resources will be sufficient to meet our forecast requirements for the foreseeable future, including developing and launching new products, externalisation, our ongoing capital programme, our restructuring programme, debt servicing and repayment, options arising under the Merck exit arrangements and shareholder distributions.

Net funds/(debt)

	2009	2008	2007
	$m	$m	$m
Net (debt)/funds brought forward at 1 January	(7,174)	(9,112)	6,537
Earnings before interest, tax, depreciation, amortisation and impairment	13,630	11,764	9,950
Movement in working capital and provisions	1,329	(210)	(443)
Tax paid	(2,381)	(2,209)	(2,563)
Interest paid	(639)	(690)	(335)
Other non-cash movements	(200)	87	901
Net cash available from operating activities	11,739	8,742	7,510
Purchase of intangibles (net)	(355)	(2,944)	(549)
Other capital expenditure (net)	(824)	(1,057)	(1,076)
Acquisitions	–	–	(14,891)
Investments	(1,179)	(4,001)	(16,516)
Dividends	(2,977)	(2,739)	(2,641)
Net share issues/(re-purchases)	135	(451)	(3,952)
Distributions	(2,842)	(3,190)	(6,593)
Other movements	(9)	387	(50)
Net funds/(debt) carried forward at 31 December	535	(7,174)	(9,112)
Comprised of:
Cash & short term investments	11,598	4,674	6,044
Loans and borrowings	(11,063)	(11,848)	(15,156)

Restructuring and synergy costs
Driving increased productivity from investments in R&D is a key to portfolio renewal and value creation. Further to this objective, AstraZeneca will undertake additional restructuring within the R&D function. These plans include a reduction in the number of disease area targets within our core therapeutic areas, some consolidation of our activities onto a smaller R&D site footprint, and other efficiency measures, subject to consultations with work councils, trades unions and other employee representatives and in accordance with local employment laws.

The next phase of restructuring which includes the completion of the previous programmes announced in 2007, will also include some additional initiatives in supply chain and in SG&A in addition to the R&D initiatives described above.

Capitalisation and shareholder return
All data in this section is on a Reported basis.

Capitalisation
The total number of shares in issue at 31 December was 1,451 million. 3.5 million shares were issued in consideration of share option plans and employee share plans for a total of $135 million. Shareholders’ equity increased by a net $4,748 million to $20,660 million at the year end. Minority interests increased to $161 million (2008: $148 million).

Dividend and share re-purchases
In recognition of the Group’s strong balance sheet, sustainable significant cash flow and the

Board’s confidence in the strategic direction and long-term prospects for the business, the Board has adopted a progressive dividend policy, intending to maintain or grow the dividend each year.

In addition the Board has announced a share re-purchase programme.

Dividend for 2009

	$	Pence	SEK	Payment date
First interim dividend	0.59	36.0	4.41	14.09.09
Second interim dividend	1.71	105.4	12.43	15.03.10
Total	2.30	141.4	16.84

Future prospects
AstraZeneca is a focused, integrated, innovation-driven, global biopharmaceutical business. AstraZeneca will be selective about those areas of the industry it chooses to compete in, targeting those product categories where medical innovation or brand equity continues to command a premium in the marketplace. AstraZeneca believes the best way to capture value within this industry is to span the full value chain of discovery, development and commercialisation. AstraZeneca believes its technology base will continue to deliver innovative products that patients will need and for which payers will see value. AstraZeneca believes that its ability to meet the health needs of patients and healthcare systems in both developed and emerging markets is a core capability.

AstraZeneca believes that pursuit of this strategy will continue to build a pipeline of new medicines that will meet the needs of patients and provide attractive returns for shareholders.

The next five years will be challenging for the industry and for AstraZeneca, as its revenue base transitions through a period of exclusivity losses and new product launches. AstraZeneca believes it would be helpful for investors to understand AstraZeneca’s high-level planning assumptions for revenue evolution, margin structure, cash flow and business reinvestment that will guide its management of the business over the next five years.

For the period 2010 to 2014, AstraZeneca has made certain assumptions for the industry environment. AstraZeneca assumes that the global pharmaceutical industry can grow at least in line with real GDP over the planning horizon. Downward pressure on revenue from government interventions in the marketplace, including certain proposals associated with efforts to enact US healthcare reform, remain a continuing feature of the challenging market environment. However, for the planning period, AstraZeneca assumes no further ‘step-change’ in the evolution of these pressures. As for assumptions specific to the Group, AstraZeneca assumes that there will be no material mergers, acquisitions or disposals. In addition, our plans assume no premature loss of exclusivity for key AstraZeneca products. It is also assumed that exchange rates for our principal currencies will not differ materially from the average rates that prevailed during January 2010.

It is expected that a significant portion of current base revenue will be affected by the loss of market exclusivity on a number of products. Revenue in 2010, for example, will be affected by the expected loss of market exclusivity for Arimidex and for Pulmicort Respules in the US. AstraZeneca aims to grow market share for key franchises that retain exclusivity, and plans to sustain double-digit growth rates in its Emerging Markets business, supported by the selective addition of branded generics to the portfolio.

APPENDIX B

Principal risks and uncertainties

The pharmaceutical sector is inherently risky and a variety of risks and uncertainties may affect our business. Here we summarise, under the headings Product pipeline risks; Commercialisation and business execution risks; Supply chain and delivery risks; Legal, regulatory and compliance risks; and Economic and financial risks, the principal risks and uncertainties which we currently consider to be material to our business in that they may have a significant effect on our financial condition, results of operations and/or reputation. These risks are not listed in any assumed order of priority. Other risks, unknown or not currently considered material, could have a similar effect. We believe that the forward-looking statements about AstraZeneca in this Annual Report, identified by words such as ‘anticipates’, ‘believes’, ‘expects’ and ‘intends’, are based on reasonable assumptions. However, forward-looking statements involve inherent risks and uncertainties such as those summarised below because they relate to events and depend upon circumstances that will occur in the future, and may be influenced by factors beyond our control and/or may have actual outcomes materially different from our expectations.

Product pipeline risks
Failure to meet development targets
The development of any pharmaceutical product candidate is a complex, risky and time-intensive process involving significant financial, R&D and other resources, which may fail at any stage of the process due to a number of factors, including:

-	Failure to obtain the required regulatory or marketing approvals for the product candidate or the facilities in which it is manufactured.
-	Unfavourable data from key studies.
-	Adverse reactions to the product candidate or indications of other safety concerns.
-	Failure of R&D to develop new product candidates.
-	Failure to demonstrate adequately cost-effective benefits to regulators.
-	The emergence of competing products.

A succession of negative drug project results and a failure to reduce development timelines effectively could adversely affect the reputation of our R&D capabilities. Furthermore, the failure of R&D to yield new products that achieve commercial success is likely to have a material adverse effect on our financial condition and results of operations.

Production and release schedules for biologics may be more significantly impacted by regulatory processes than other products due to more complex and stringent regulation on biologics development, marketing and manufacturing. In addition, various legislative and regulatory authorities are considering whether an abbreviated approval process is appropriate for biosimilars or follow-on biologics (similar versions of existing biologics). While it is uncertain when, or if, any such process may be adopted or how it would relate to intellectual property rights in connection with pipeline biologics, any such process could have a material adverse effect on the future commercial prospects for patented biologics.

Difficulties of obtaining and maintaining regulatory approvals for new products
We are subject to strict controls on the manufacture, labelling, distribution and marketing of our pharmaceutical products. The requirements to obtain regulatory approval based on a product’s safety, efficacy and quality before it can be marketed for a specified therapeutic indication or indications in a particular country, and to maintain and to comply with licences and other regulations relating to its manufacture, are particularly important. The submission of an application to regulatory authorities (which are different, with different requirements, in each region or country) may or may not lead to approval to market the product. Regulators can refuse to grant approval or may require additional data before approval is given, even though the medicine may already be launched in other parts of the world. The countries that constitute key markets for our pharmaceutical products include the US, the countries of the EU and Japan. The approval of a product is required by the relevant regulatory authority in each country, although a single pan-EU marketing authorisation approval can be obtained through a centralised procedure.

In recent years, companies sponsoring new drug applications and regulatory authorities have been under increased public pressure to apply more conservative benefit/risk criteria before a pharmaceutical product is approved. In addition, third party interpretation of publicly available data on our marketed products has the potential to influence the approval status or labelling of a currently approved and marketed product. Further, predicting when a product will be approved for marketing remains challenging. For example, a review of the FDA performance data indicates that for NDAs approved in 2008, the average review time (ie the time from submission to approval) increased from 2007, in part due to the FDA failing to meet the review time targets for NDAs specified under the Prescription Drug User Fee Act IV and the final 2009 data, once available, is expected to continue this trend. Delays in regulatory reviews could impact the timing of a new product launch. For example, the approval of motavizumab and the additional indications for Symbicort and Seroquel XR have been delayed by Complete Response Letters which requested further information in relation to the biologics licence application for motavizumab and the sNDAs for Symbicort and Seroquel XR.

Failure to obtain patent protection
Our policy is to protect our investment in R&D by applying for appropriate intellectual property protection in respect of our inventions and innovations; this is a key business priority. Our ability to obtain patents and other proprietary rights in relation to our products is, therefore, an important element of our ability to create long-term value for the business.

Many of the countries in which we operate are still developing their patent laws for pharmaceuticals and there is more uncertainty regarding the patent protection available now and in the foreseeable future in these countries than in countries with well developed intellectual property regimes. In addition, certain countries may seek to limit protection for existing patents – see the Patent litigation and early loss of intellectual property rights section on page 82. Limitations on the availability of patent protection in certain countries in which we operate could have a material adverse effect on the pricing and sales of our products and, consequently, could materially adversely affect our revenues from them. More information about protecting our intellectual property is contained in the Intellectual property section on page 31.

Delay to new product launches
Our continued success depends on the development and successful launch of innovative new drugs. The anticipated launch dates of major new products have a significant impact on a number of areas of our business, including investment in large clinical studies, the manufacture of pre-launch stocks of the products, investment in marketing materials ahead of a product launch, sales force training and the timing of anticipated future revenue streams from commercial sales of new products. These launch dates are primarily driven by the development programmes that we run and the demands of the regulatory authorities in the approvals process, as well as pricing negotiation in some countries. Delays to anticipated launch dates can result from a number of factors including adverse findings in pre-clinical or clinical studies, regulatory demands, competitor activity and technology transfer. Significant delays to anticipated launch dates of new products could have a material adverse effect on our financial condition and results of operations. For example, for the launch of products that are seasonal in nature, delays for regulatory approval or manufacturing difficulties can have the effect of delaying launch to the next season which, in turn, may significantly reduce the return on costs incurred in preparing for the launch for that season. In addition, a delay in the launch may give rise to increased costs if, for example, marketing and sales efforts need to be rescheduled or protracted for longer than expected.

Strategic alliances formed as part of our externalisation strategy may be unsuccessful
We seek technology licensing arrangements and strategic collaborations to expand our product portfolio and geographical presence as part of our business strategy. Examples of such recent strategic arrangements and collaborations include:

-
In conjunction with our agreement to acquire Novexel (subject to expiry or termination of the applicable waiting period under the US Hart-Scott-Rodino Antitrust Improvements Act), an agreement with Forest to co-develop and co-commercialise ceftazidime and ceftaroline, next generation anti-infectives

-
Worldwide licensing agreement with Nektar granting AstraZeneca rights to a late-stage product for the treatment of opioid-induced constipation together with rights to an early programme to deliver products for the treatment of pain without constipation side effects

-	Collaboration with Merck to investigate a novel combination anti-cancer regimen
-	Collaboration with Targacept for the global development and commercialisation of Targacept’s late-stage compound TC-5214
-	Agreement with Cancer Research Technology Limited and The Institute of Cancer Research (UK) to discover and develop potential new anti-cancer drugs.

Such licensing arrangements and strategic collaborations are key to enable us to grow and strengthen the business. If we fail to complete these types of collaborative projects in a timely manner, on a cost-effective basis, or at all, we may not realise the expected benefits of any such collaborative projects. The success of such current and future arrangements is largely dependent on the technology and other intellectual property we acquire and the resources, efforts and skills of our partners. There is a risk that these collaborative projects may be unsuccessful. Disputes and difficulties in such relationships may arise, often due to conflicting priorities or conflicts of interest of the parties, which may erode or eliminate the benefits of these alliances if, for example, the agreements are terminated; insufficient financial or other resources are made available to the alliances; intellectual property is negatively impacted; obligations are not performed as expected; controls and commercial limitations are imposed over the marketing and promotion of the collaboration products; or challenges in achieving commercial success of the product are encountered during the development process. Also, under many of our strategic alliances, we make milestone payments well in advance of the commercialisation of the products, with no assurance that we will recoup these payments. If these types of transactions are unsuccessful, this may have a material adverse effect on our financial condition and results of operations.

Furthermore, we experience strong competition from other pharmaceutical companies in respect of licensing arrangements and strategic collaborations, which means that we may be unsuccessful in establishing some of our intended collaborative projects. If we are unsuccessful in establishing such collaborative projects in the future, this may have a material adverse effect on our financial condition and results of operations.

Commercialisation and business execution risks
Challenges to achieving commercial success of new products
The successful launch of a new pharmaceutical product involves substantial investment in sales and marketing activities, launch stocks and other items. The commercial success of our new medicines is of particular importance to us in order to replace sales lost as and when patent protection ceases. If a new product does not succeed as anticipated or its rate of sales growth is slower than anticipated, there is a risk that the costs incurred in launching it could have a material adverse effect on our financial condition and results of operations. We may ultimately be unable to achieve commercial success for any number of reasons, including:

-	Inability to manufacture sufficient quantities of the product candidate for development or commercialisation activities in a timely and cost-efficient manner
-	Excessive costs of, or difficulty in, manufacturing
-	Erosion of patent term and other intellectual property rights, and infringement of those rights and the intellectual property rights owned by third parties
-	Failure to show value or a differentiated profile for our products.

As a result, we cannot be certain that compounds currently under development will achieve success.

In addition, the methods of distributing and marketing biologics could have a material impact on the revenue we are able to generate from the sales of products such as Synagis and FluMist. The commercialisation of biologics is often more complex than for traditional pharmaceutical products. This is primarily due to differences in the mode of administration, the technical aspects of the product, and the rapidly changing distribution and reimbursement environments.

Performance of new products
Although we carry out numerous and extensive clinical studies on all our products before they are launched, for a new product it can be difficult, for a period following its launch, to establish from available data a complete assessment of its eventual efficacy and/or safety in broader clinical use on the market. Due to the relatively short time that a product has been tested and the relatively small number of patients who have taken the product in clinical studies, the available data may be immature. Simple extrapolation of the data may not be accurate and could lead to a misleading interpretation of the likely future commercial performance of a new product.

Product counterfeiting
Counterfeit medicines may contain harmful substances, the wrong dose of the active pharmaceutical ingredient (API) or no API at all. Counterfeit medicines are a danger to patients in all parts of the world. The International Medical Products Anti-Counterfeiting Taskforce (IMPACT) of WHO estimates that up to 30% of medicines in emerging economies are counterfeit, a percentage which is exceeded in parts of Latin America, Asia and Africa. By contrast, in established economies with effective regulatory systems, counterfeit medicines represent less than 1% of the market by market value. Public loss of confidence in the integrity of pharmaceutical products as a result of counterfeiting could materially adversely affect our reputation and financial performance. In addition, undue or misplaced concern about the issue might induce some patients to stop taking their medicines, with consequential risks to their health.

Developing our business in emerging markets
The development of our business in emerging markets may be a critical factor in determining our future ability to sustain or increase the level of our global product revenues. Challenges that arise in relation to the development of the business in emerging markets include more volatile economic conditions, competition from companies that are already present in the market, the need to identify correctly and to leverage appropriate opportunities for sales and marketing, poor protection of intellectual property, inadequate protection against crime (including counterfeiting, corruption and fraud), inadvertent breaches of local law/regulation, not being able to recruit sufficient personnel with appropriate skills and experience, and interventions by national governments or regulators to restrict access to a market and/or to introduce adverse price controls. The failure to exploit potential opportunities appropriately in emerging markets may have a material adverse effect on our financial condition and results of operations.

Expiry of intellectual property rights
Pharmaceutical products, diagnostic and medical devices are normally only protected from competition from copying during the period of protection under patent rights or related intellectual property rights such as Regulatory Data Protection. Following expiry of such rights, the product is generally open to competition from generic copies. Products under patent protection or within the period of Regulatory Data Protection generally generate significantly higher revenues than those not protected by such rights. See the Intellectual property section on page 31 for a table of certain patent expiry dates for our key marketed products.

Patent litigation and early loss of intellectual property rights
Any of the intellectual property rights protecting our products may be subjected to intellectual property litigation by third parties and/or be affected by validity challenges in patent offices. In either case, however, we expect that the greater number of challenges will be directed to our more valuable products. Despite our efforts to establish and defend robust patent protection for our products, we may not succeed in such challenges to our patents. If we are not successful in maintaining exclusive rights to market one or more of our major products, particularly in the US where we have our highest revenue and margins, our revenue and margins could be materially adversely affected.

In particular, generic drug manufacturers are seeking to market generic versions of many of our more important products prior to the expiry of our patents and Regulatory Exclusivity periods. For example, we are currently facing challenges from multiple generic manufacturers to certain of our patents for Nexium and Crestor, two of our best-selling products in the US, our largest market. If such challenges succeed and generic products are launched, or launched ‘at risk’ on the expectation that challenges to our intellectual property will be successful, this may have a material adverse effect on our financial condition and results of operations. In 2009, US sales for Nexium and Crestor were $2,835 million and $2,100 million, respectively. The more significant patent litigation relating to our products is described in Note 25 to the Financial Statements from page 166.

In addition to patent challenges by generic drug manufacturers seeking to market generic copies of our products, other third parties owning patents, including research-based pharmaceutical companies, may assert their intellectual property rights against our products or activities or processes related to our products. Consequently, there are risks that we may be found to infringe the patents of others, and managing such infringement disputes can be costly. We may be liable for damages or royalties or, alternatively, we may need to obtain costly licences or stop manufacturing, using or selling our products. These risks may be greater in respect of biologics and vaccines where intellectual property protection is sometimes not so clear. In the event of such risks arising we may be able to mitigate them through, for example, acquiring licences or making modifications to cease the infringement and permit commercialisation of our products but there is no certainty that any such action will be possible and any such action may entail significant costs. Details of significant claims that AstraZeneca is infringing third party intellectual property rights can be found in Note 25 to the Financial Statements from page 166.

In addition to the challenges to our patented products from manufacturers of generic or other patented pharmaceutical products, there is a risk that some countries, particularly some of those in the developing world, may seek to impose limitations on the availability of patent protection for pharmaceutical products, or on the extent to which such protection may be obtained and/or enforced, within their jurisdictions. As a result, generic manufacturers in these countries may be increasingly and more easily able to introduce competing products to the market earlier than they would have been able to had more robust patent protection been available.

Combined with patent protection and Regulatory Exclusivities, products protected by a valid trade mark usually generate higher revenues than those without a trade mark. We believe that we have robust trade mark protection for our products but cannot be certain that we would be able to defend any challenge successfully.

Expiry or earlier loss of patents covering competing products
The expiry or earlier loss of patents covering others’ innovator products may lead to the availability of generic products in the same product class as our currently patented products earlier than anticipated. Such events could have a material adverse effect on our financial condition and results of operations. For example, the loss/expiry of patent rights covering major products in the US, such as Lipitor™ or Advair Diskus™ before 2012 may adversely affect the growth of our still-patented products in the same product class (ie Crestor and Symbicort) in that market.

Competition, price controls and price reductions
All our products compete directly with other products marketed either by major research-based pharmaceutical companies or by generic pharmaceutical manufacturers. These competitors may invest greater resources in the marketing of their products than we do depending on the relative priority of these competitor products within their company’s portfolio. Generic versions of products are often sold at lower prices than branded products because they do not have to recoup the significant cost of R&D investment. Also, generic pharmaceutical companies do not generally invest the same amounts in education services for healthcare professionals as research-based pharmaceutical companies, so the sales of their generic products do not need to cover these costs. Industry consolidation has resulted in a small number of very large companies, some of which have acquired generic businesses. This trend, if it continues, could materially adversely affect our competitive position, whilst consolidation among our customers may increase price pressures. All our patented products, including Nexium, Crestor, Seroquel and Symbicort, are subject to price pressure from competition from generic products in the same product class.

In most of our key markets there is continued economic, regulatory and political pressure to limit or reduce the cost of pharmaceutical products. A summary of the principal aspects of price regulation and how price pressures are affecting our business in our most important markets is set out in the Geographical Review from page 50.

In the US realised prices are being depressed through the use of a range of cost-control tools, such as restricted lists, or formularies, employing generic first strategies, and requiring physicians to obtain prior approval for the use of a branded medicine. These mechanisms put pressure on manufacturers to reduce prices and to limit access to branded products. Many of these mechanisms shift a greater proportion of the cost of medicines onto the individual via out-of-pocket payments at the pharmacy counter. The patient out-of-pocket spend is generally in the form of a co-payment or in some cases a co-insurance, which is designed, amongst other reasons, to encourage patients to use generic medicines. Many of these management tools are also employed by institutional customers in response to the current cost-containment environment and these increasingly restrictive reimbursement policies could have a material adverse effect on our financial condition and results of operations.

In the US, new legislation is possible that may allow the commercial importation of drugs into the US from selected countries. The adoption of such legislation could result in an increase in the volume of cross-border product movements which could have a material adverse effect on our financial condition and results of operations.

The US House of Representatives and Senate have passed their respective healthcare reform bills. However, Republican Scott Brown’s upset Senate race win, in Massachusetts, has dramatically altered the course of health reform negotiations by ending the Democrats’ filibuster-proof 60 vote majority in the US Senate. Democratic leaders insist they plan to press ahead with health reform, while continuing to debate the best way to proceed.

Certain aspects of comprehensive health reform would cause a significant change in the US pharmaceutical market, for example through mandating higher rebates and discounts on branded drugs for certain Medicare and Medicaid patients, increased financial obligations through other federal payer programmes and an industry-wide excise tax. These and other changes, such as whether further cost-containment measures would need to be incorporated in the final bill to finance the reform of the US healthcare system, could have a material adverse effect on our results of operations and financial condition.

In the EU, efforts by the European Commission to reduce inconsistencies and to improve standards and best practice in the disparate national regulatory systems have met with little immediate success. The industry is, therefore, exposed to greater application of reference pricing mechanisms and ad hoc national cost-containment measures on prices. This can lead to marked price differentials between countries and the consequent cross-border movement of products. The importation of pharmaceutical products from countries where prices are low due to government price controls or other market dynamics, to countries where prices for those products are higher, may increase.

We expect that pressures on pricing will continue and may increase. Due to these pressures, there can be no certainty that we will be able to charge prices for a product that, in a particular country or in the aggregate, enable us to earn an adequate return on our investment in that product.

Any expected gains from productivity initiatives are uncertain
We are implementing various productivity initiatives and restructuring programmes, with the aim of enhancing the long-term efficiency of the business. However, the anticipated cost savings and other benefits are based on preliminary estimates and the actual savings may vary significantly. In particular, these cost reduction measures are based on current conditions and do not take into account any future changes to the pharmaceutical industry or our operations, including new business developments, wage and price increases and other factors. If inappropriately managed, the expected value of the initiative can be lost through low employee morale and hence productivity, increased absence levels and industrial action. Our failure to successfully implement these planned cost reduction measures, either through the successful conclusion of employee relations processes (including consultation and engagement, talent management and recruitment and retention), or the possibility that these efforts do not generate the level of cost savings we anticipate, could have a material adverse effect on our results of operations and financial condition. See the People section from page 33 for information about mitigating the risk of significant business change.

Acquisitions may be unsuccessful
The Group seeks to acquire complementary businesses as part of its business strategy. The integration of an acquired business could involve incurring significant debt and unknown or contingent liabilities, as well as having a negative effect on our reported results of operations from acquisition-related charges, amortisation of expenses related to intangibles and charges for impairment of long-term assets. These effects, individually or in combination, could cause a deterioration in our credit rating and/or increased borrowing costs and interest expense. We could also experience difficulties in integrating geographically separated organisations, systems and facilities, and personnel with different organisational cultures. Integration of an acquired business may also divert management resources that would otherwise be available for the continuing development of our existing business. The integration process may result in business disruption, the loss of key employees, slower execution of various work processes, compliance failures due to a change in applicable regulatory requirements and other issues such as a failure to integrate information technology and other systems. In addition, if liabilities are uncovered in an acquired business, the Group may suffer losses and may not have remedies against the seller or third parties.

Failure to manage a crisis
We handle chemical and biological materials, operate research and manufacturing plants and distribute products worldwide. Major disruption to our business and damage to our reputation may be triggered by an operational incident or by actions by our employees or third parties. In these circumstances, a plan for addressing operational and other issues should ensure a timely response and the ability to resume business as usual. Failure to institute proper communication to internal and external stakeholders and to mobilise a rapid operational response could have a material adverse effect on our financial condition and results of operations. Further information about our business resilience plans and processes are contained in the Managing risk section from page 79.

Failure of information technology
We are dependent on effective IT systems. These systems support key business functions such as our R&D, manufacturing and sales capabilities, and are an important means of internal and external communication. Any significant disruption of these IT systems or failure to integrate new and existing IT systems could have a material adverse effect on our financial condition and results of operations.

Failure of outsourcing
We have outsourced a number of business critical operations to third party providers. Failure of the outsource provider to deliver services in a timely manner and to the required level of quality could have an adverse impact on our ability to meet business targets and maintain a good reputation within the industry and with stakeholders. It may also result in non-compliance with applicable laws and regulations. Failure to adequately manage the risk associated with outsourcing could have a material adverse effect on our financial condition and results of operations.

Supply chain and delivery risks
Manufacturing biologics
Manufacturing biologics, especially in large quantities, is often complex and may require the use of innovative technologies to handle living micro-organisms and facilities specifically designed and validated for this purpose, with sophisticated quality assurance and control procedures. Slight deviations in any part of the manufacturing process may result in lot failure, product recalls or spoilage, for example due to contamination.

Reliance on third parties for goods and services
Like most, if not all, major research-based pharmaceutical companies we increasingly rely on third parties for the timely supply of goods, such as specified raw materials, equipment, formulated drugs and packaging, and services, all of which are key to our operations.

However, events beyond our control could result in the failure of supplies of goods and services, which could have a material adverse effect on our financial condition and results of operations. For example, suppliers of some of the key goods and services we rely upon may cease to trade. The consequence of this may be significant delays and/or difficulties in obtaining goods and services on commercially acceptable terms, or even at all.

In addition, we may have limited access to and/or supply of biological materials, such as cells, animal products or by-products. Furthermore, government regulations in multiple jurisdictions could result in restricted access to, use or transport of such materials. Loss of access to sufficient sources of such materials, or tighter restrictions on the use of such materials may interrupt or prevent our research activities as planned and/or increase our costs. We seek to mitigate these risks as described in the Managing sourcing risk section on page 33. We actively manage these third party relationships to ensure continuity of supplies on time and to our required specifications. Recently, we have established sourcing centres in China and India to identify high quality suppliers in those regions. Further information is contained in the Managing sourcing risk section on page 33.

Legal, regulatory and compliance risks
Adverse outcome of litigation and/or governmental investigations
We may be subject to any number of legal proceedings and/or governmental investigations. Note 25 to the Financial Statements includes information about material legal proceedings in which we are currently involved. Such investigations or legal proceedings, regardless of their outcome, could be costly, divert management attention, or damage our reputation and demand for our products.

Litigation, particularly in the US, is inherently unpredictable, and unexpectedly high awards of damages can result if AstraZeneca receives an adverse verdict. In many cases, particularly in the US, the practice of the plaintiff bar is to claim damages – compensatory, punitive and statutory – in extremely high amounts. Accordingly, it is difficult to quantify the potential exposure to claims in proceedings of the type referred to in Note 25 to the Financial Statements. Unfavourable resolution of current and similar future proceedings could have a material adverse effect on our financial condition and results of operations, particularly where such circumstances are not covered by insurance. We may become subject to fines, penalties and other monetary and/or non-monetary sanctions and/or may be required to make significant provisions in our accounts related to legal proceedings and/or governmental investigations, which would reduce earnings.

Legal proceedings regarding business practices
The marketing, promotional, clinical and pricing practices of pharmaceutical manufacturers, as well as the manner in which manufacturers interact with purchasers, prescribers, and patients, are subject to extensive regulation and litigation. Many companies, including AstraZeneca, have been subject to claims related to these practices asserted by federal and state governmental authorities and private payers and consumers. These have resulted in substantial expense and other significant consequences to AstraZeneca. For example, see Note 25 to the Financial Statements for a discussion of litigation and investigations regarding US sales and marketing practices, as well as pricing litigation. It is possible that additional such claims could be made in the future. As a general matter, these types of claims can result in criminal liability, fines, penalties, or other monetary or non-monetary remedies.

Substantial product liability claims
Given the widespread impact that prescription drugs may have on the health of large patient populations, pharmaceutical, biopharmaceutical and medical device companies have, historically, been subject to large product liability damages claims, settlements and awards for injuries allegedly caused by the use of their products. Adverse publicity relating to the safety of a product or of other competing products may increase the risk of product liability claims. Substantial product liability claims that result in court decisions against us or in the settlement of proceedings could have a material adverse effect on our financial condition and results of operations, particularly where such circumstances are not covered by insurance. We are currently subject to extensive product liability litigation in relation to Seroquel, and further details about this are set out in Note 25 to the Financial Statements.

Information about our approach to patient safety is set out in the Patient safety section from page 20.

Failure to adhere to applicable laws, rules and regulations
We operate globally in complex legal and regulatory environments. Any failure to comply with applicable laws, rules and regulations in these jurisdictions may result in civil and/or criminal legal proceedings being filed against us, or in us becoming subject to regulatory sanctions, which could have a material adverse effect on the conduct of our business, our financial condition and results of operations. Regulatory authorities have wide-ranging administrative powers to deal with any failure to comply with continuing regulatory oversight (and this could affect us, whether such failure is our own or that of third parties with whom we have relationships). As these laws, rules and regulations change or as governmental interpretation of those laws, rules and regulations evolves, prior conduct may no longer be sufficient to ensure ongoing compliance.

For example, once a product has been approved for marketing by regulatory authorities, it is subject to continuing control and regulation, such as the manner of its manufacture, distribution, marketing and safety surveillance. In addition, any amendments that are made to the manufacturing, distribution, marketing and safety surveillance processes of our products may require additional regulatory approvals, which could result in significant additional costs and/or disruption to these processes. Such amendments may be imposed on us as a result of the continuing inspections to which we are subject or that may be made at our discretion. It is possible, for example, that regulatory issues concerning compliance with current Good Manufacturing Practice (cGMP) regulations for pharmaceutical products could arise and lead to product recalls and seizures, interruption of production leading to product shortages, and delays in the approvals of new products pending resolution of the cGMP issues.

Environmental/occupational health and safety liabilities
We have environmental and/or occupational health and safety related liabilities at some currently or formerly owned, leased and third party sites, the most significant of which are detailed in Note 25 to the Financial Statements. These liabilities are carefully managed by designated technical, legal and business personnel and there is no reason for us to believe that associated current and expected expenditure and/or risks are likely to have a material adverse effect on our financial condition and results of operations as a general matter, but, to the extent that they exceed applicable provisions, they could have a material adverse effect on our financial condition and results of operations for the relevant period. In addition, a change in circumstances (including a change in applicable laws or regulations) may result in such an effect.

A significant non-compliance issue or other environmental or occupational health or safety incident for which we were responsible could result in us being liable to pay compensation, fines or remediation costs. In some circumstances, such liability could have a material adverse effect on our financial condition and results of operations. In addition, our financial provisions for any obligations that we may have relating to environmental or occupational health and safety liabilities may be insufficient if the assumptions underlying the provisions, including our assumptions regarding the portion of waste at a site for which we are responsible, prove incorrect, or if we are held responsible for additional contamination or occupational health and safety related claims.

Economic and financial risks
Adverse impact of a sustained economic downturn
A variety of significant risks may arise from a sustained global economic downturn, including those referred to here. Additional pressure from governments and other healthcare payers on medicine prices and volumes of sales in response to recessionary pressures on budgets may cause a slowdown or a decline in growth in some markets. In addition, the Group’s customers may cease to trade, which in turn may result in losses from writing-off debts. Further, we are highly dependent on being able to access a sustainable flow of liquid funds due to the high fixed costs of operating a global research-based pharmaceuticals business and the long and uncertain development cycles for our products. In a sustained and/or severe economic downturn, financial institutions that hold our cash and other short-term deposits may cease to trade and there can be no guarantee that we will be able to access our assets without a protracted, expensive and uncertain process, if at all. Although we have adopted conservative cash management and treasury policies to mitigate this risk (further information on which is contained in the Financial risk management policies section on page 44) we cannot be certain that these will be completely effective should a number of major financial institutions cease to trade. Additionally, if we need access to external sources of financing to sustain and/or grow our business, such as the debt or equity capital financial markets, this may not be available on commercially acceptable terms, if at all, in the event of a severe and/or sustained economic downturn. This may particularly be the case in the event of any default by the Group on its debt obligations, which may have materially adverse consequences on our ability to secure debt funding in the future or generally on our financial condition. Further information on debt-funding arrangements is contained in the Financial risk management policies section on page 44.

Impact of fluctuations in exchange rates
As a global business, currency fluctuations can significantly affect our results of operations, which are accounted for in US dollars. Approximately 49% of our global 2009 sales were in North America with a significant proportion of that figure being in respect of US sales, which is expected to remain our largest single market for the foreseeable future. Sales in other countries are predominantly in currencies other than the US dollar, including the euro, Japanese yen, Australian dollar and Canadian dollar. We also have a growing exposure to emerging market currencies, although the exchange rates of some of these currencies are linked to the US dollar. Major components of our cost base are located in the UK and Sweden, where an aggregate of approximately 30% of our employees are based. Movements in the exchange rates used to translate foreign currencies into US dollars may, therefore, have a material adverse effect on our financial condition and results of operations. Additionally, some of our subsidiaries import and export goods and services in currencies other than their own functional currency and so the results of such subsidiaries could be affected by currency fluctuations arising between the transaction dates and the settlement dates for these transactions. Further information is contained in Note 15 to the Financial Statements from page 144.

Credit and return on substantial investments
As part of its normal operations, the Group will hold significant cash balances. The amount of cash held at any point reflects the level of cash flow generated by the business and the timing of the use of that cash. The majority of excess cash is centralised within the Group treasury function for investment and as such is subject to counterparty risk on the principal invested. See the Financial risk management policies section on page 44 for details of how the Group seeks to mitigate this risk.

Limited third party insurance coverage
Recent insurance loss experience in the pharmaceutical industry, including product liability exposures, has increased the cost of, and narrowed the coverage afforded by, pharmaceutical companies’ product liability insurance. In order to contain insurance costs in recent years, we have continued to adjust our coverage profile, accepting a greater degree of uninsured exposure. The Group has not held product liability insurance since February 2006. In addition, where claims are made under insurance policies, insurers may reserve the right to deny coverage on various grounds. If such denial of coverage is ultimately upheld, this could result in material additional charges to our earnings. An example of a dispute with insurers relating to the availability of insurance coverage and in relation to which costs incurred by the Group may not ultimately be recovered through such coverage is included in Note 25 to the Financial Statements in the Seroquel – product liability section.

Taxation
The integrated nature of our worldwide operations can produce conflicting claims from revenue authorities as to the profits to be taxed in individual territories. The resolution of these disputes can result in a reallocation of profits between jurisdictions and an increase or decrease in related tax costs, and has the potential to affect our cash flows and EPS. Claims, regardless of their merits or their outcome, are costly, divert management attention and may adversely affect our reputation.

The majority of the jurisdictions in which we operate have double tax treaties with other foreign jurisdictions, which enable us to ensure that our revenues and capital gains do not incur a double tax charge. If any of these double tax treaties should be withdrawn or amended, especially in a territory where a member of the Group is involved in a taxation dispute with a tax authority in relation to cross-border transactions, such withdrawal or amendment could have a material adverse effect on our financial condition and results of operations, as could a negative outcome of a tax dispute or a failure by the tax authorities to agree through competent authority proceedings. See the Financial risk management policies section on page 44 for further details of risk mitigation and Note 25 to the Financial Statements for details of current tax disputes.

Pensions
A particular risk relates to the Group’s pension obligations, the single largest of which is the UK Pension Fund. The obligations are backed by assets invested across the broad investment market. Sustained falls in these assets will put a strain on funding which may result in requirements for additional cash, restricting cash available for strategic business growth. Similarly, if the liabilities rise, there will be a strain on funding from the business. The likely increase in the IAS19 accounting deficit generated by any of these may cause the ratings agencies to review our credit rating, with the potential to affect negatively our ability to raise debt. See Note 23 to the Financial Statements from page 156 for further details on the Group’s pension obligations.

APPENDIX C
This statement relates to and is extracted from the Annual Report. It is repeated here solely for the purpose of complying with rule 6.3.5 of the Disclosure and Transparency Rules. It is not connected to the information presented in this announcement or in the Company's fourth quarter and full year results 2009 announcement that was published on 28 January 2010.

Directors' responsibility statement pursuant to DTR 4

The Directors confirm that to the best of our knowledge:

-
The Financial Statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole.

-
The Directors' Report includes a fair review of the development and performance of the business and the position of the issuer and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

On behalf of the Board of Directors on 28 January 2010:

David R Brennan
Director

APPENDIX D

Related parties transactions
During the period 1 January 2010 to 28 January 2010, there were no transactions, loans, or proposed transactions between the Company and any related parties which were material to either the Company or the related party, or which were unusual in their nature or conditions (see also Note 27 to the Financial Statements on page 185).

ADDITIONAL INFORMATION

Trademarks
Trademarks of the AstraZeneca group of companies appear throughout the extracted information from the Annual Report and Form 20-F Information 2009 in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca appear with a ® or ™ sign and include: Abraxane®, a registered trademark of Abraxis BioScience, LLC. and ONGLYZA™, a trademark of Bristol-Myers Squibb Company.

Cautionary statement regarding forward-looking statements
In order, among other things, to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: The text extracted from the Annual Report and Form 20-F Information contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information at the date of the preparation of the Annual Report and Form 20-F Information and AstraZeneca undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: failure to meet development targets; difficulties of obtaining and maintaining regulatory approvals for new products; failure to obtain patent protection; delay to new product launches; strategic alliances formed as part of our externalisation strategy may be unsuccessful; challenges to achieving commercial success of new products; performance of new products; product counterfeiting; developing our business in emerging markets; expiry of intellectual property rights; patent litigation and early loss of intellectual property rights; expiry or earlier loss of patents covering competing products; competition, price controls and price reductions; risks relating to productivity initiatives; risks relating to  acquisitions; failure to manage a crisis; failure of information technology; failure of outsourcing; risks relating to the manufacture of biologics; reliance on third parties for goods and services; adverse outcome of litigation and/or governmental investigations; legal proceedings regarding business practices; substantial product liability claims; failure to adhere to applicable laws, rules and regulations; environmental/occupational health and safety liabilities; adverse impact of a sustained economic downturn; impact of fluctuations in exchange rates; credit and return on substantial investments; limited third party insurance coverage; taxation and pensions.

A C N Kemp
Company Secretary
15 March 2010

- ENDS -

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 17 March 2010, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2899 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,451,942,076.

A C N Kemp
Company Secretary
18 March 2010

Item 13

JURY RULES IN FAVOUR OF ASTRAZENECA IN FIRST US SEROQUEL PRODUCT LIABILITY TRIAL

AstraZeneca today announced that a jury in a New Jersey state court in the US ruled in favour of AstraZeneca by rejecting a Louisiana plaintiff’s claims that SEROQUEL caused his alleged injuries.

The case, Baker v. AstraZeneca, was the first product liability case to go to trial.  The previous nine cases prepared for trial have been dismissed by both federal and state court judges, and approximately 2,600 additional cases have been abandoned by the plaintiffs’ attorneys themselves.

The heart of these cases are unproven claims that SEROQUEL causes diabetes in individual plaintiffs. In case after case, jurors, judges and even plaintiffs’ lawyers themselves have found that plaintiffs simply cannot show through any accepted scientific method that AstraZeneca is responsible for their alleged injuries.

In the cases that have been prepared for trial to date, including the case decided by a jury in New Jersey, the facts show that the plaintiffs either already had diabetes or had so many pre-existing risk factors that they were already at a significantly increased risk of diabetes before they first took SEROQUEL.

AstraZeneca has studied SEROQUEL extensively and shared the appropriate and required data with the US Food and Drug Administration – both before and after the agency first approved it in 1997.

About SEROQUEL
SEROQUEL was first approved in the US in 1997 and is currently approved for depressive episodes in bipolar disorder in adults; manic episodes in bipolar disorder in adults when used alone or with lithium or divalproex; manic episodes in bipolar disorder in children and adolescents ages 10 to 17 years; long-term treatment of bipolar disorder in adults with lithium or divalproex; schizophrenia in adults; and schizophrenia in adolescents ages 13-17 years.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines.  As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009.  For more information please visit: www.astrazeneca.com

Media Enquiries UK:
Neil McCrae	+44 20 7304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)
Abigail Baron	+44 20 7304 5034 (24 hours)

Media Enquiries US:
Tony Jewell	+1 302 885 4594

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hård	+44 207 304 5322	mob: +44 7789 654364
Clive Morris	+44 207 304 5084	mob: +44 7710 031012

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

18 March 2010

- ENDS -

Item 14
REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 24 March 2010, it purchased for cancellation 290,000 ordinary shares of AstraZeneca PLC at a price of 2981 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,451,706,783.

A C N Kemp
Company Secretary
25 March 2010

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 25 March 2010, it purchased for cancellation 555,000 ordinary shares of AstraZeneca PLC at a price of 3010 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,451,174,865.

A C N Kemp
Company Secretary
26 March 2010

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 26 March 2010, it purchased for cancellation 1,000,000 ordinary shares of AstraZeneca PLC at a price of 2993 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,450,190,605.

A C N Kemp
Company Secretary
29 March 2010

Item 17

Transaction by Person Discharging Managerial Responsibilities
Disclosure Rules DTR 3.1.4R

We hereby inform you that the interest of David Smith, a person discharging managerial responsibility, in the shares of AstraZeneca PLC has changed as detailed below.

On 26 March 2010, Mrs Alison Smith, a person connected with David Smith, sold 3,472 AstraZeneca ordinary shares at a price of 2980 pence per share.

A C N Kemp
Company Secretary
29 March 2010

Item 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 29 March 2010, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2980 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,449,607,825.

A C N Kemp
Company Secretary
30 March 2010

Item 19

ASTRAZENECA AND ABBOTT RECEIVE FDA COMPLETE RESPONSE LETTER ON CERTRIAD NEW DRUG APPLICATION

AstraZeneca and Abbott announced today that the US Food and Drug Administration (FDA) issued a complete response letter (CRL) for the New Drug Application (NDA) for CERTRIAD (rosuvastatin/fenofibric acid delayed release) Capsules. The companies are currently evaluating the CRL, will continue discussions with the FDA to determine next steps with respect to the CERTRIAD NDA and will respond to the agency’s request for additional information.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines.  As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009.  For more information please visit: www.astrazeneca.com

About Abbott
Abbott is a global, broad-based health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals and medical products, including nutritionals, devices and diagnostics.  The company employs approximately 83,000 people and markets its products in more than 130 countries. Abbott's news releases and other information are available on the company's web site at www.abbott.com

Media Enquiries UK:
Neil McCrae	+44 20 7304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)
Abigail Baron	+44 20 7304 5034 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hård	+44 207 304 5322	mob: +44 7789 654364
Clive Morris	+44 207 304 5084	mob: +44 7710 031012

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

30 March 2010

- ENDS -

Item 20

ASTRAZENECA PLC IRREVOCABLE, NON-DISCRETIONARY SHARE REPURCHASE PROGRAMME

AstraZeneca PLC today announced that it will commence an irrevocable, non-discretionary programme with Barclays Bank PLC to purchase ordinary shares on its own behalf during the period which commences on 1 April 2010 and ends on 28 May 2010, therefore running through its close period which commences on 1 April 2010 ending 29 April 2010. Any purchases will be made within certain pre-set parameters and in accordance with both AstraZeneca PLC's general authority to repurchase shares and the Listing Rules.

A C N Kemp
Company Secretary
30 March 2010

Item 21

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4R

We hereby inform you that on 30 March 2010, the interest of the following individuals, who are all persons discharging managerial responsibilities, in AstraZeneca PLC ordinary shares, changed as detailed below.  The change in interest relates to the vesting of previously announced awards made in March 2007 under the AstraZeneca Performance Share Plan or, for Jeff Pott and Lynn Tetrault, the AstraZeneca Executive Performance Share Plan, whereby, following the application of performance measures specified at the time of grant, the individuals concerned have now become beneficially entitled to 78% of the shares originally awarded.  In accordance with the plan rules, the unvested part of the award has immediately and irrevocably lapsed.  In each case, sufficient vested shares were withheld to cover certain tax obligations arising on the vesting.  The interests of Jeff Pott, Lynn Tetrault and Tony Zook are in the Company’s American Depositary Shares (ADSs).  One ADS equals one Ordinary Share.

Name	Gross Shares Awarded	Shares Lapsed	Shares Vested	Shares Withheld	Net Shares Received	Market Price on Vesting
Anders Ekblom	3,143	692	2,451	0	2,451	2980p
Jeff Pott	2,973	655	2,318	1,046	1,272	$44.90
David Smith	16,399	3,608	12,791	5,245	7,546	2980p
Lynn Tetrault	10,227	2,250	7,977	2,933	5,044	$44.90
Tony Zook	40,817	8,980	31,837	13,098	18,739	$44.90

A C N Kemp
Company Secretary
31 March 2010

Item 22

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4R

We hereby inform you that on 30 March 2010, the interest of David Brennan, a Director of the Company, in AstraZeneca ordinary shares, changed as detailed below.  The change in interest relates to the vesting of a previously announced award made in March 2007 under the AstraZeneca Performance Share Plan whereby, following the application of performance measures specified at the time of grant, Mr Brennan has now become beneficially entitled to 78% of the shares originally awarded.  In accordance with the plan rules, the unvested part of the award has immediately and irrevocably lapsed.  Sufficient shares were withheld to cover certain tax obligations arising on the vesting.

Name of Director	Gross Shares Awarded	Shares Lapsed	Shares Vested	Shares Withheld	Net Shares Received	Market Price on Vesting
David R Brennan	107,051	23,552	83,499	34,235	49,264	2980p

Mr Brennan has interests in both the Ordinary Shares and the American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one Ordinary Share.

As a result of this transaction, Mr Brennan now has an interest in 458,926 Ordinary Shares and 77,946 AstraZeneca ADSs, which together represent approximately 0.04% of the Company’s issued ordinary capital.

A C N Kemp
Company Secretary
31 March 2010

Item23

FILING OF ANNUAL REPORT ON FORM 20-F WITH THE US SECURITIES AND EXCHANGE COMMISSION

AstraZeneca PLC announced today that, on 25 March 2010, it filed its Annual Report on Form 20-F with the US Securities and Exchange Commission (SEC).  The document is available for viewing on the SEC website at www.sec.gov and also on the Company’s website at www.astrazeneca.com.  The Company will send any holder of the Company’s securities, upon request, a hard copy of the Company’s complete audited financial statements free of charge.  Requests may be made by writing to the Company Secretary, AstraZeneca PLC, 15 Stanhope Gate, London W1K 1LN.

A C N Kemp
Company Secretary
8 April 2010